UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

INSIGHTFULMIND LEARNING, INC.
(Name of Issuer)

Common
(Title of Class of Securities)

45776U100
(CUSIP Number)

Mark Burgert
14446 North Bluff Road
White Rock, British Columbia
Canada V4B 3C8
Telephone: (604) 536-9163
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 45776U100

1.	Names of Reporting Persons.

Mark Burgert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	_____

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization: German

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	1,262,500

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	1,262,500

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,262,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11):	18.64%

14.	Type of Reporting Person (See Instructions):	IN

Item 1.     Security and Issuer

Security:	Common Stock, no par value (“Common Stock”)
(CUSIP No. 45776U100)

Issuer:	InsightfulMind Learning, Inc.
300-1055 West Hastings Street
Vancouver, BC, Canada V6E 2E9

Item 2. Identity and Background

(a)      Name of Person Filing:  Mark Burgert

(b)      Address:                 14446 North Bluff Road
                 White Rock, BC, Canada   V4B 3C8

(c)      Self-employed property owner and manager. Additionally, Mr. Burgert is the President of Coronus Energy Corp. (“Coronus”), a start-up stage company, founded to deploy and operate utility-scale solar photovoltaic (PV) power systems (power plants) in the State of California. Coronus’ office is located 14446 North Bluff Road, White Rock, B.C., Canada, V4B 3C8. Additionally, Mr. Burgert is the President of The LegalDeeds Network, Inc., an Internet company that sells do-it-yourself legal documents.

(d)      During the last five years, Mr. Burgert has not been convicted in a criminal proceeding.

(e)      During the last five years, Mr. Burgert was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      German.

Item 3.     Source and Amount of Funds or Other Consideration.

On September 11, 2003, Mr. Burgert acquired 150,000 shares of common stock from Jeff Thachuk, the President of InsightfulMind Learning, Inc. (the “Issuer”), in a private transaction, for $24,617 (CDN $33,750) in cash. On November 9, 2003, Mr. Burgert acquired a further 100,000 shares of common stock from Jeff Thachuk, in a private transaction, for $16,998 (CDN $22,500) in cash. Mr. Thachuk is a close business associate of Mr. Burgert. On August 19, 2009, in a private transaction, Mr. Burgert acquired 1,012,500 shares of common stock from Jeff Thachuk for $1.00 (CDN $0.00000099 per share). Mr. Burgert acquired the 1,012,500 shares in connection with the Issuer’s proposed acquisition of (the “Share Exchange”) of all the issued and outstanding shares of Coronus from Mr. Burgert, as reported in the Issuer’s Form 8-K filed with the SEC on August 11, 2009. The completion of the Transfer is a condition precedent to the completion of the Share Exchange.

Item 4.     Purpose of Transaction.

Mr. Burgert acquired all of the shares of common stock as personal investments.

Item 5.     Interest in Securities of the Issuer.

1.           Mark Burgert

(a)	Amount Beneficially Owned:		1,262,500
	Percent of Class:		18.64%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	1,262,500
	(ii)	Shared power to vote or direct the vote:	N/A
	(iii)	Sole power to dispose or direct the disposition of:	1,262,500
	(iv)	Shared power to dispose or direct the disposition of:	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As reported in the Issuer’s Form 8-K filed with the SEC on August 11, 2009, upon closing the Share Exchange, the 1,262,500 common shares of the Issuer held by Mr. Burgert will be placed into voluntary escrow, to be released on the basis of one common share each for each $1.00 earned in revenue by the Issuer on a consolidated basis.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2009	By:	MARK BURGERT
Mark Burgert